SEC

17006000

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **eShares Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Page Mill Rd., Suite 101
(No. and Street)

Palo Alto	**CA**	**94306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edouard Mialhe 407-990 4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

eShares Securities, LLC

Financial Statements

December 31, 2016

OATH OR AFFIRMATION

I, Michael Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eShares Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

Secretary

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2017 by Michael Chien Hsing proved to me on the basis of satisfactory evidences to be the person who appeared before me.

STEPHANIE ANDREA LAGOS
Commission # 2105338
Notary Public - California
Santa Clara County
My Comm. Expires Mar 30, 2019

Notary Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of:
eShares Securities, LLC

We have audited the accompanying statement of financial condition of eShares Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of eShares Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eShares Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of eShares Securities, LLC's financial statements. The supplemental information is the responsibility of eShares Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

eShares Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Current Assets		
Cash	$	221,269
Receivable from member		60,001
Prepaid expenses		4,284
Total assets	$	285,554

Liabilities and Member's Equity

Current Liabilities		
Account payable and accrued expenses	$	5,800
Total liabilities		5,800
Member's Equity		279,754
Total liabilities and member's equity	$	285,554

See Notes to Financial Statements

eShares Securities, LLC
Statements of Operations
Year Ended December 31, 2016

Revenues	$ -
Expenses	
Professional fees	65,947
Regulatory fees	10,804
Occupancy	24,000
Other expenses	1,695
Total expenses	(102,446)
Net income (loss)	$ (102,446)

See Notes to Financial Statements

eShares Securities, LLC
Statements of Changes in Member's Equity
Year Ended December 31, 2016

Member's Equity, beginning of year	$	2,200
Member's contributions		380,000
Net loss		(102,446)
Member's Equity, end of year	$	279,754

See Notes to Financial Statements

eShares Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(102,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Reclassification of intercompany payable to capital contribution		24,000
(Increase) decrease in :		
Receivable, related party		(60,001)
Prepaid expenses		(2,084)
Accrued expenses		5,800
Total adjsutements		(32,285)
Net cash used in operating activities		(134,731)
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member's contributions		356,000
Net cash provided by financing activities		356,000
Net Increase (decrease) in Cash		221,269
Cash at December 31, 2015		-
Cash at December 31, 2016	$	221,269

Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Notes to Financial Statements

1. Nature of Business

eShares Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of high-frequency proprietary trading that leverages high-throughput, high-speed, message stream subsystems, and trading algorithms for its use in the financial marketplace. The Company's headquarters and principal place of business is in Palo Alto, California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's trading operations has not commenced as of December 31, 2016.

2. Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash:

Cash includes money held in a checking account at December 31, 2016.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of cash. The Company maintained cash primarily at one financial institution in 2016. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits since inception.

2. Significant Accounting Policies (continued)

Income Taxes:

The Company is not a tax-paying entity for federal income tax purposes and, thus, no federal income tax expense has been recorded in the financial statements. Members are taxed individually on their share of Company earnings. Company earnings are distributed to members according to the percentage of ownership after allowing for future cash needs.

The Company is a registered limited liability company within the State of Delaware and is registered to do business in the State of California. Under California law, a limited liability company must pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception (2015 and 2016).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Subsequent Events:

Subsequent events have been evaluated through the date of the independent auditors' report, which is the date the financial statements were approved by the Company and available to be issued. No additional items requiring disclosure in the financial statements have been identified.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $215,469 which was $210,469 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $5,800 to net capital was 0.03 to 1.

4. Securities Exchange Commission Rule 15c3-3

The Company does not carry customer margin accounts and will not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from SEC Rule 15c3-3 under the (k)(2)(i) exemption.

5. Member's Equity and Common Control

The existence of common control could result in operating results or the financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

6. Related Party

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an expense sharing agreement. For the year ended December 31, 2016, the Parent forgave a total $24,000.00 in reimbursement due from the Company. This amount was recognized as a capital contribution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

7. Recently issued Accounting standards

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

eShares Securities, LLC
Supplementary Information
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2016

Computation of net Capital

Net Capital, member's equity	$	279,754
Less: Non-allowable assets		
Receivable from member		(60,001)
Prepaids Expenses		(4,284)
Total non-allowable assets		(64,285)
Net capital		215,469
Computation of net capital requirements		
Minimum net capital requirement		
12 1/2 percent of net aggregate indebtedness	$	725
Minimum dollar net capital required	$	5,000
Net capital required (greater of above)		5,000
Excess net capital	$	210,469
Aggregate Indebtness	$	5,800
Ratio of aggregate indebtedness to net capital		0.03 : 1

There was a difference of $800 between net capital computation shown here and the net capital conputation shown on the Company's Form X-17A-5 reported dated December 31, 2016.

Net capital per amended FOCUS Report		216,269
Adjustments		
Member's equity		(800)
Net capital per audited financial statements	$	215,469

eShares Securities, LLC
Schedule II - Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

eShares Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year End December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) eShares Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which eShares Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) eShares Securities, LLC stated that eShares Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eShares Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eShares Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

eShares

Assertions Regarding Exemption Provisions

We, as members of management of ***eShares Securities, LLC*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending September 13, 2016 through December 31, 2016.

eShares Securities, LLC

By:

Henry Ward, President
(Name and Title)

2/21/17
(Date)